Exhibit 99.1
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
RESULTS OF SPECIAL GENERAL MEETING
HELD ON 11TH NOVEMBER, 2008

The Board is pleased to announce that the Ordinary Resolution relating to the cancellation of the outstanding Options granted under the 2002 Share Option Scheme was duly passed by the Shareholders attending and voting at the SGM other than the Optionholders and their associates by way of poll at the SGM held on 11th November, 2008. The Board also announces that the Ordinary Resolution for the adoption of the New Share Option Scheme and termination of the 2002 Share Option Scheme was also duly passed by the Shareholders attending and voting at the SGM by a show of hands at the SGM.
Reference is made to the announcement made by the Company dated 15th October, 2008 and the circular issued by the Company dated 24th October, 2008 relating to the proposed cancellation of the outstanding Options granted under the 2002 Share Option Scheme and the adoption of the New Share Option Scheme (the “Circular”). Unless otherwise defined, terms used herein shall have the same meanings as in the Circular.
The Board is pleased to announce that the Ordinary Resolution relating to the cancellation of the outstanding Options granted under the 2002 Share Option Scheme was duly passed by the Shareholders attending and voting at the SGM other than the Optionholders and their associates by way of poll at the SGM held on 11th November, 2008. The Company’s branch share registrar and transfer office in Hong Kong, Computershare Hong Kong Investor Services Limited, was appointed as the scrutineer for the vote-taking at the SGM.
As at the date of the SGM, the number of issued Shares of the Company was 3,669,765,900 Shares. The Optionholders and their associates who are entitled to exercise control over the voting right in respect of 1,133,000 Shares, representing approximately 0.031% of the issued share capital of the Company and have abstained from voting on the Ordinary Resolution to approve the cancellation of the outstanding Options granted under the 2002 Share Option Scheme. As such, independent Shareholders holding a total of 3,668,632,900 Shares, representing approximately 99.969% of the issued share capital of the Company, were entitled to attend and vote for or against the Ordinary Resolution to approve the cancellation of the outstanding Options granted under the 2002 Share Option Scheme at the SGM.

*	for identification purposes only

Details of the poll results in respect of the Ordinary Resolution to approve the cancellation of the outstanding Options granted under the 2002 Share Option Scheme are as follows:-

	FOR	AGAINST	Total number
Ordinary Resolution proposed at the SGM	votes (%)	votes (%)	of votes
To approve the cancellation of the outstanding Options to subscribe for 92,125,000 Shares at par value of US$0.01 each of the Company which have been granted but not exercised as at the date of the passing of this resolution, pursuant to the share option scheme of the Company adopted on 28th June, 2002 and to authorise the Directors of the Company to do all such acts, execute all such documents and deeds as they in their discretion consider necessary or desirable to give effect to the foregoing.	2,352,138,119 (99.999320%)	16,000 (0.000680%)	2,352,154,119
The Board also announces that the Ordinary Resolution for the adoption of the New Share Option Scheme and termination of the 2002 Share Option Scheme was also duly passed by the Shareholders attending and voting at the SGM by a show of hands at the SGM.
As at the date of this announcement, the Board comprises four executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua and Mr. Wang Shiping; one non-executive director, Mr. Lei Xiaoyang; and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 11th November, 2008

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